================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                                   ----------

                             LIFE TECHNOLOGIES, INC.
                                (Name of Issuer)

 Common Stock, $.01 par value per share                       532177201
     (Title of class of securities)                         (CUSIP number)


                            Richard A. Weinberg, Esq.
                        c/o ISP Management Company, Inc.
                                 1361 Alps Road
                             Wayne, New Jersey 07470
                                 (973) 628-3000
             (Name, address and telephone number of person authorized
                      to receive notices and communications)

                                 With a copy to:

                             Stephen E. Jacobs, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                          New York, New York 10153-0119
                                 (212) 310-8000

                                December 18, 1998
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)


                         (Continued on following pages)

                              (Page 1 of 39 pages)

================================================================================



NYFS01...:\01\47201\0001\2037\SCHD148L.20E

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 2 of 39 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON              ISP OPCO HOLDINGS INC.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  2,133,100
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             2,133,100
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    2,133,100
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     8.97%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 3 of 39 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             ISP INVESTMENTS INC.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:             2,133,100
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         2,133,100
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    2,133,100
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     8.97%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 4 of 39 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            INTERNATIONAL SPECIALTY
                   S.S. OR I.R.S. IDENTIFICATION NO.   PRODUCTS INC.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            2,133,100
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       2,133,100
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    2,133,100
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     8.97%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 5 of 39 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             SAMUEL J. HEYMAN
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            USA
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            2,133,100
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       2,133,100
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    2,133,100
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     8.97%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 6 of 39 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             BEAR, STEARNS & CO. INC.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                416,815
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:           416,815
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    416,815
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.75%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 7 of 39 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             FREDERICK R. ADLER
                   S.S. OR I.R.S. IDENTIFICATION NO.    INTANGIBLE ASSET
                   OF ABOVE PERSON                      MANAGEMENT TRUST

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            NEW YORK
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    713,395
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               713,395
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    713,395
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     3.0%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 8 of 39 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON           THE COHEN REVOCABLE TRUST
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            California
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:               397,100
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:          397,100
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    397,100
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    1.67%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 9 of 39 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             A. CHANG
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            USA
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              135,500
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         135,500
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    135,500
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.57%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 10 of 39 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            YORK CAPITAL MANAGEMENT,
                   S.S. OR I.R.S. IDENTIFICATION NO.   L.P.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:         78,700
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                          0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:    78,700
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:                     0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                       78,700
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.33%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 11 of 39 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             DINAN MANAGEMENT, L.L.C.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            New York
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                     0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:             78,700
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:                 0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:        78,700
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                       78,700
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.33%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 12 of 39 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            JGD MANAGEMENT CORP.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            AF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:               23,100
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                    0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:          23,100
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:               0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                       23,100
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.10%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 13 of 39 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             YORK INVESTMENT LIMITED
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Bahamas
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              129,600
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                    0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         129,600
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:               0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                      129,600
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      .55%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 14 of 39 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             DINAN MANAGEMENT
                   S.S. OR I.R.S. IDENTIFICATION NO.    CORPORATION
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            AF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                          0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            129,600
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:                     0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       129,600
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    129,600
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      .55%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 15 of 39 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             JAMES G. DINAN
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            AF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            USA
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                      0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            231,400
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:                 0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       231,400
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    231,400
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.97%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 16 of 39 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             IDOYA PARTNERS
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                           WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            New York
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                     0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            405,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:                 0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       405,000
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                      405,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.7%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 17 of 39 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            PRESCOTT ASSOCIATES
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                           WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            New York
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:              331,650
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:         331,650
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                      331,650
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.4%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 18 of 39 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             PRESCOTT INTERNATIONAL
                   S.S. OR I.R.S. IDENTIFICATION NO.    PARTNERS, L.P.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                           WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:               19,950
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:          19,950
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                            19,950
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     .08%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 19 of 39 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON           THOMAS W. SMITH AS TRUSTEE
                   S.S. OR I.R.S. IDENTIFICATION NO.    FOR THE JACK McKENZIE
                   OF ABOVE PERSON                      TRUST UNDER AGREEMENT
                                                        DATED APRIL 12, 1992
------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            New York
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                        150
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:                   150
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                        150
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   .0006%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 20 of 39 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON           THOMAS W. SMITH AS TRUSTEE
                   S.S. OR I.R.S. IDENTIFICATION NO.    FOR THE LEO CARROLL
                   OF ABOVE PERSON                      WOLFENSOHN TRUST UNDER
                                                        AGREEMENT DATED
                                                        MARCH 9, 1994

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            New York
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    150
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               150
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                        150
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    .0006%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 21 of 39 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             THOMAS W. SMITH
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF, AF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            USA
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                     70,300
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            756,600
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:                70,300
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       756,600
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    826,900
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     3.48%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 22 of 39 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             THOMAS N. TRYFOROS
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            AF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            USA
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                      0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            756,600
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:                 0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       756,600
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    756,600
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     3.18%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

            This Amendment No. 3 ("Amendment No. 3") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on November 20, 1998, as amended by Amendment No. 1 filed on November 30, 1998 ("Amendment No. 1"), and Amendment No. 2 filed on December 2, 1998 ("Amendment No. 2"), by and on behalf of ISP Opco Holdings Inc. ("ISP Opco"), ISP Investments Inc. ("ISP Investments"), International Specialty Products Inc. ("ISP"), Samuel J. Heyman, Bear, Stearns & Co. Inc. ("Bear, Stearns"), Frederick R. Adler Intangible Asset Management Trust (the "Adler Trust"), The Cohen Revocable Trust (the "Cohen Trust"), A. Chang ("Chang"), York Capital Management, L.P. ("York Capital"), Dinan Management, L.L.C. ("Dinan Management"), JGD Management Corp. ("JGD Management"), York Investment Limited ("York Investment"), Dinan Management Corporation ("DMC"), and James G. Dinan ("JGD") (collectively, the "Original Reporting Group") with respect to their ownership of common stock, par value $.01 per share (the "Common Stock"), of Life Technologies, Inc. (the "Company"). As indicated in
Item 2, Idoya Partners ("Idoya"), Prescott Associates ("Prescott"), Prescott International Partners, L.P. ("Prescott International"), Thomas W. Smith as Trustee for the Jack McKenzie Trust Under Agreement Dated April 12, 1992 (the "McKenzie Trust"), Thomas W. Smith, as Trustee for the Leo Carroll Wolfensohn Trust Under Agreement Dated March 9, 1994 (the "Wolfensohn Trust"), Thomas W. Smith ("Smith") and Thomas N. Tryforos ("Tryforos") (collectively, the "Additional Reporting Persons") have joined with the Original Reporting Group (the Original Reporting Group and the Additional Reporting Persons, collectively, the "13D Group") for the purposes of the filing requirements of
Section 13(d) of the Securities and Exchange Act of 1934. The Original Reporting Group, together with the Additional Reporting Persons, are sometimes hereinafter referred to as the Reporting Persons. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.


ITEM 2.     IDENTITY AND BACKGROUND

            Idoya, a New York limited partnership, is engaged primarily in the business of private investments. The business address of Idoya is c/o Prescott Investors, Inc., 323 Railroad Avenue, Greenwich, Connecticut 06830. The general partners of Idoya are Smith and Tryforos (information regarding Smith and Tryforos is set forth immediately below).

            Prescott, a New York limited partnership, is engaged primarily in the business of private investments. The business address of Prescott is c/o Prescott Investors, Inc., 323 Railroad Avenue, Greenwich, Connecticut 06830. The general partners of Prescott are Smith and Tryforos (information regarding Smith and Tryforos is set forth immediately below).

            Prescott International, a Delaware limited partnership, is engaged primarily in the business of private investments. The business address of Prescott International is c/o Prescott Investors, Inc., 323 Railroad Avenue, Greenwich, Connecticut 06830. The general partners of Prescott International are Smith and Tryforos (information regarding Smith and Tryforos is set forth immediately below).

            The McKenzie Trust is a New York trust established for the benefit of certain family members of Smith. The McKenzie Trust does not conduct business, but principally holds 150 Shares and certain other investment assets. The business address of the McKenzie Trust is c/o Prescott Investors, Inc., 323 Railroad Avenue, Greenwich, Connecticut 06830. Information regarding Smith, Trustee of the McKenzie Trust, is set forth immediately below.

            The Wolfensohn Trust is a New York trust established for the benefit of certain family members of Smith. The Wolfensohn Trust does not conduct business, but principally holds 150 Shares and certain other investment assets. The business address of the Wolfensohn Trust is c/o Prescott Investors, Inc., 323 Railroad Avenue, Greenwich, Connecticut 06830. Information regarding Smith, Trustee of the Wolfensohn Trust, is set forth immediately below.

            Smith, a citizen of the United States of America, is a private investment manager and President of Prescott Investors, Inc. Smith's business address is 323 Railroad Avenue, Greenwich, Connecticut 06830.

            Tryforos, a citizen of the United States of America, is a private investment manager and Executive Vice President of Prescott Investors, Inc. Tryforos's business address is 323 Railroad Avenue, Greenwich, Connecticut 06830.

            None of the Additional Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Since the filing of Amendment No. 2, ISP Investments purchased an aggregate of 97,700 Shares for total consideration (including brokerage commissions) of $3,817,743 derived from working capital of ISP Investments, loans from affiliates and borrowings pursuant to standard margin arrangements.

            Since the filing of Amendment No. 2, Bear, Stearns purchased an aggregate of 4,400 Shares for total consideration (including brokerage commissions) of $169,793.75 derived from working capital of Bear, Stearns and from personal funds of discretionary accounts.

            Idoya has purchased an aggregate of 405,000 Shares for total consideration (including brokerage commissions) of $5,636,394 derived from capital contributions from partners of Idoya.

            Prescott has purchased an aggregate of 331,650 Shares for total consideration (including brokerage commissions) of $4,614,338 derived from capital contributions from partners of Prescott.

            Prescott International has purchased an aggregate of 19,950 Shares for total consideration (including brokerage commissions) of $277,025 derived from capital contributions from partners of Prescott International.

            The McKenzie Trust has purchased an aggregate of 150 Shares for total consideration (including brokerage commissions) of $1,810.70 derived from personal funds.

            The Wolfensohn Trust has purchased an aggregate of 150 Shares for total consideration (including brokerage commissions) of $1,810.70 derived from personal funds.

            Smith has purchased an aggregate of 70,000 Shares for total consideration (including brokerage commissions) of $897,218.77 derived from personal funds.


ITEM 4.     PURPOSE OF TRANSACTION

            The response of the Reporting Persons to this Item 4 as previously disclosed in Amendment No. 2 to the Schedule 13D has not changed, except that the Additional Reporting Persons acquired their Shares prior to the announcement of the tender offer by Dexter Corporation.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            As of the close of business on December 18, 1998, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 4,854,210 Shares, representing approximately 20.42% of the Common Stock outstanding on December 18, 1998 (based on 23,770,344 shares of Common Stock believed by the Reporting Persons to be outstanding as of November 3, 1998).

            ISP Investments has the sole power to vote, direct the voting of, dispose of and direct the disposition of 2,133,100 Shares. ISP Opco, by virtue of its ownership of all of the outstanding capital stock of ISP Investments, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by ISP Investments. ISP, by virtue of its ownership of all of the outstanding common stock of ISP Opco, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by ISP Investments. Mr. Heyman, by virtue of his beneficial ownership (as defined in Rule 13d-3) of approximately 76% of the capital stock of ISP, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by ISP Investments.

            Bear, Stearns has the sole power to vote, direct the voting of, dispose of and direct the disposition of 416,815 Shares.

            The Adler Trust has the sole power to vote, direct the voting of, dispose of and direct the disposition of 713,395 Shares.

            The Cohen Trust has the sole power to vote, direct the voting of, dispose of and direct the disposition of 397,100 Shares.

            Chang has the sole power to vote, direct the voting of, dispose of and direct the disposition of 135,500 Shares.

            York Capital has the sole power to vote, direct the voting of, dispose of and direct the disposition of 78,700 Shares. Dinan Management, as General Partner of York Capital, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by York Capital. JGD, by virtue of his beneficial ownership (as defined in Rule 13d-3) of approximately 99% of the ownership interests in Dinan Management, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by York Capital.

            JGD Management has the sole power to vote, direct the voting of, dispose of and direct the disposition of 23,100 Shares. JGD, by virtue of his beneficial ownership (as defined in Rule 13d-3) of all of the capital stock of JGD Management, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by JGD Management.

            York Investment has the sole power to vote, direct the voting of, dispose of and direct the disposition of 129,600 Shares. DMC, by virtue of its role as investment sub-manager of York Investment's accounts, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by York Investment. JGD, by virtue of his beneficial ownership (as defined in Rule 13d-3) of approximately 99% of the capital stock of DMC, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by York Investment.

            Idoya is the direct beneficial owner of 405,000 Shares. As general partners of Idoya, Smith and Tryforos may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned directly by Idoya. Accordingly, Idoya, Smith and Tryforos share the power to vote, direct the voting of, dispose of and direct the disposition of the Shares owned directly by Idoya.

            Prescott is the direct beneficial owner of 331,650 Shares. As general partners of Prescott, Smith and Tryforos may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned directly by Prescott. Accordingly, Prescott, Smith and Tryforos share the power to vote, direct the voting of, dispose of and direct the disposition of the Shares owned directly by Prescott.

            Prescott International is the direct beneficial owner of 19,950 Shares. As general partners of Prescott International, Smith and Tryforos may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned directly by Prescott International. Accordingly, Prescott International, Smith and Tryforos share the power to vote, direct the voting of, dispose of and direct the disposition of the Shares owned directly by Prescott International.

            The McKenzie Trust has sole power to vote, direct the voting of, dispose of and direct the disposition of 150 Shares. As Trustee of the McKenzie Trust, Smith may be deemed to own beneficially (solely for purposes of Rule 13d-3) the 150 Shares owned directly by the McKenzie Trust.

            The Wolfensohn Trust has sole power to vote, direct the voting of, dispose of and direct the disposition of 150 Shares. As Trustee of the Wolfensohn Trust, Smith may be deemed to own beneficially (solely for purposes of Rule 13d-3) the 150 Shares owned directly by the Wolfensohn Trust.

            Smith has sole power to vote, direct the voting of, dispose of and direct the disposition of 70,000 Shares. Smith also has sole power to vote, direct the voting of, dispose of and direct the disposition of the 300 Shares in the aggregate owned directly by the McKenzie Trust and the Wolfensohn Trust, as described above. In addition, Smith may be deemed to own beneficially (solely for purposes of Rule 13d-3) the 756,600 Shares owned directly by Idoya, Prescott and Prescott International, as described above.

            Each member of the Original Reporting Group disclaims beneficial ownership of the Shares owned by each of the Additional Reporting Persons and each of the Additional Reporting Persons disclaims beneficial ownership of the Shares owned by each member of the Original Reporting Group.

            Since the filing of Amendment No. 2 to the Schedule 13D, members of the Original Reporting Group effected transactions in Shares in open market transactions as set forth in Schedule A hereto. In the past 60 days, the Additional Reporting Persons have not effected any transactions in Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            On December 18, 1998, Smith, Idoya, Prescott, Prescott International, the McKenzie Trust and the Wolfensohn Trust (collectively, the "Investors") and certain members of the Original Reporting Group entered into a letter agreement (the "Group Agreement") pursuant to which (i) each of the Investors agreed for a period of six months from December 2, 1998 not to sell or otherwise dispose of any Shares unless all of the parties (other than York Capital, York Investment, JGD Management and the Investors) mutually agree (provided that the Investors may sell or otherwise transfer Shares among themselves), (ii) each of the parties to the Group Agreement agreed to bear its own costs and expenses incurred in connection with its ownership of Shares, the Group Agreement or any transactions entered into pursuant to the Group Agreement, provided that any expenses incurred by a party for the common benefit of all shall be shared by the parties on a pro rata basis, subject to the limitation that the Investors shall not be responsible for more than $15,000 in the aggregate in pro rata expenses without their prior written consent, (iii) each of the Investors agreed to join with the Original Reporting Group in a
Schedule 13D filing and any required amendments, (iv) each of the Investors agreed not to enter into any other contract, arrangement, understanding or relationship with any other person with respect to equity securities of the Company for a period of six months from December 2, 1998 without the written consent of the other parties (other than York Capital, York Investment and JGD Management) and (v) each of the parties to the Group Agreement agreed that the Investors may participate, on a pro rata basis, in any sales or dispositions of the Shares by any of the other parties to the Group Agreement or any of their respective affiliates, on the same terms as those applicable to such other parties.

            Except as set forth above, the response of the Reporting Persons to this Item 6 as previously disclosed in Amendment No. 2 to the Schedule 13D has not changed.

            A copy of the Group Agreement is set forth as Exhibit 1 hereto and incorporated herein by reference.


ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

            1. Form of Group Agreement among the Reporting Persons with respect to the filing of this Amendment No. 3.

            [The remainder of this page intentionally left blank.]

                                   SIGNATURES


          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   December 21, 1998

                                          ISP OPCO HOLDINGS INC.
                                          ISP INVESTMENTS INC.
                                          INTERNATIONAL SPECIALTY PRODUCTS INC.

                                          By:   /s/ James P. Rogers
                                               ---------------------------------
                                                James P. Rogers
                                                Executive Vice President
                                                Finance


                                          /s/ Samuel J. Heyman
                                          --------------------------------------
                                          Samuel J. Heyman


                                          BEAR, STEARNS & CO. INC.

                                          By:   /s/ Barry Cohen
                                               ---------------------------------
                                                Barry Cohen
                                                Senior Managing Director



                                          FREDERICK R. ADLER INTANGIBLE ASSET
                                          MANAGEMENT TRUST

                                          By:   /s/ Susan R. Chapman
                                               ---------------------------------
                                                Susan R. Chapman
                                                Trustee


                                          THE COHEN REVOCABLE TRUST

                                          By:   /s/ S. Cohen
                                               ---------------------------------
                                                S. Cohen
                                                Trustee


                                          /s/ A. Chang
                                          --------------------------------------
                                          A. Chang


                                          YORK CAPITAL MANAGEMENT, L.P.

                                          By:   DINAN MANAGEMENT, L.L.C., its
                                                General Partner

                                                By:   /s/ James G. Dinan
                                                    ----------------------------
                                                      James G. Dinan
                                                      President

                                          DINAN MANAGEMENT, L.L.C.

                                          By:   /s/ James G. Dinan
                                               ---------------------------------
                                                James G. Dinan
                                                President


                                          JGD MANAGEMENT CORP.
                                          DINAN MANAGEMENT CORPORATION

                                          By:   /s/ James G. Dinan
                                               ---------------------------------
                                                James G. Dinan
                                                President


                                          YORK INVESTMENT LIMITED

                                          By:   /s/ Anthony L.M. Inder Reiden
                                               ---------------------------------
                                                Anthony L.M. Inder Reiden
                                                Director


                                          /s/ James G. Dinan
                                          --------------------------------------
                                          James G. Dinan


                                          /s/ Thomas W. Smith
                                          --------------------------------------
                                          Thomas W. Smith


                                          /s/ Thomas N. Tryforos
                                          --------------------------------------
                                          Thomas N. Tryforos


                                          PRESCOTT INTERNATIONAL PARTNERS, L.P.

                                          By:   /s/ Thomas W. Smith
                                               ---------------------------------
                                                Thomas W. Smith
                                                General Partner


                                          By:   /s/ Thomas N. Tryforos
                                               ---------------------------------
                                                Thomas N. Tryforos
                                                General Partner


                                          PRESCOTT ASSOCIATES

                                          By:   /s/ Thomas W. Smith
                                               ---------------------------------
                                                Thomas W. Smith
                                                General Partner


                                          By:   /s/ Thomas N. Tryforos
                                               ---------------------------------
                                                Thomas N. Tryforos
                                                General Partner

                                          IDOYA PARTNERS

                                          By:   /s/ Thomas W. Smith
                                               ---------------------------------
                                                Thomas W. Smith
                                                General Partner


                                          By:   /s/ Thomas N. Tryforos
                                               ---------------------------------
                                                Thomas N. Tryforos
                                                General Partner



                                          JACK MCKENZIE TRUST U/A DATED
                                          APRIL 12, 1992

                                          By:   /s/ Thomas W. Smith
                                               ---------------------------------
                                                Thomas W. Smith
                                                Trustee


                                          LEO CARROLL WOLFENSOHN TRUST U/A
                                          DATED MARCH 9, 1994

                                          By:   /s/ Thomas W. Smith
                                               ---------------------------------
                                                Thomas W. Smith
                                                Trustee

                                   SCHEDULE A


      The following schedule sets forth information with respect to each purchase of Shares which was effectuated by the Original Reporting Group since the filing of Amendment No. 2 to the Schedule 13D. All transactions were effectuated in the open market through a broker.



           ISP Investments Inc. (through ISP Investments Grantor Trust)
           ============================================================

                                    Number of
      Date                    Shares Purchased (Sold)          Price Per Share
      ====                    =======================          ===============

   12/14                                2,700                    $38.9975
   12/15                               53,000                     39.0600
   12/16                               10,000                     39.0600
   12/17                               17,000                     39.0784
   12/18                               15,000                     39.1558



                             BEAR, STEARNS & CO. INC.
                             ========================

                                    Number of
   Date                       Shares Purchased (Sold)          Price Per Share
   ====                       =======================          ===============

   11/25                                  100                    $37 3/8
   11/25                                3,000                     37 3/8
   11/25                               10,539                     37.3836
   11/27                                2,500                     37.1600
   11/27                               41,100                     37 1/8
   11/27                                 (200)                    37 1/8
   11/27                                 (900)                    37 1/32
   11/27                               (2,000)                    37 1/8
   11/27                               (2,500)                    37.1600
   11/27                               (4,100)                    37
   11/27                               (5,000)                    37 1/8
   11/27                               (7,500)                    37 1/8
   11/27                              (10,000)                    37 1/8
   12/2                                 3,200                     37 5/16
   12/2                                (5,000)                    37 3/8
   12/3                                5,000                      37
   12/7                                  500                      39 1/8
   12/7                                  800                      39 1/16
   12/7                                1,000                      39 1/16
   12/7                                5,000                      39 1/4
   12/7                               10,000                      39
   12/7                               (10,000)                    39 3/16
   12/7                               (10,000)                    39 1/8
   12/14                               1,200                      38 15/16
   12/14                               1,500                      38 15/16
   12/14                               (2,700)                    38.9975
   12/15                                 300                      39
   12/15                                 300                      39
   12/15                                 700                      39
   12/15                                 700                      39

   12/15                                 800                      39
   12/15                               1,600                      39
   12/15                               2,000                      39
   12/15                               2,000                      39
   12/15                               2,400                      39
   12/15                               2,600                      39
   12/15                               3,000                      39
   12/15                               4,300                      39
   12/15                               5,000                      39
   12/15                               8,000                      39
   12/15                               9,700                      39
   12/15                              10,000                      39
   12/15                             (53,000)                     39.0600
   12/16                                 200                      39
   12/16                                 400                      39
   12/16                               1,000                      39
   12/16                               1,500                      39
   12/16                               1,600                      39
   12/16                               1,700                      39
   12/16                               3,300                      39
   12/16                             (10,000)                     39.0600
   12/17                                 100                      39
   12/17                               1,400                      39
   12/17                               1,800                      39
   12/17                               5,000                      39 1/16
   12/17                               5,000                      39
   12/17                               5,000                      39
   12/17                             (17,000)                     39.0784
   12/18                                 300                      39
   12/18                                 900                      39 1/8
   12/18                               1,000                      39
   12/18                               1,000                      39
   12/18                               1,000                      39 1/8
   12/18                               1,000                      39 1/8
   12/18                               1,000                      39 1/8
   12/18                               1,000                      39 1/8
   12/18                               1,500                      39 1/8
   12/18                               3,000                      39 1/8
   12/18                               4,000                      39 1/8
   12/18                             (15,000)                     39.1558




               FREDERICK R. ADLER INTANGIBLE ASSET MANAGEMENT TRUST
               ====================================================

                                    Number of
   Date                       Shares Purchased (Sold)         Price Per Share
   ====                       =======================         ===============

                                      None

                             THE COHEN REVOCABLE TRUST
                             =========================

                                    Number of
   Date                       Shares Purchased (Sold)         Price Per Share
   ====                       =======================         ===============


                                      None




                                     A. CHANG
                                     ========

                                    Number of
   Date                       Shares Purchased (Sold)         Price Per Share
   ====                       =======================         ===============

                                      None




                           YORK CAPITAL MANAGEMENT, L.P.
                           =============================

                                    Number of
   Date                       Shares Purchased (Sold)         Price Per Share
   ====                       =======================         ===============

                                      None




                              YORK INVESTMENT LIMITED
                              =======================

                                    Number of
   Date                       Shares Purchased (Sold)         Price Per Share
   ====                       =======================         ===============

                                      None




                               JGD MANAGEMENT CORP.
                               ====================

                                    Number of
   Date                       Shares Purchased (Sold)         Price Per Share
   ====                       =======================         ===============

                                      None

                                  EXHIBIT INDEX


Exhibit No.             Document                                      Page No.
-----------             --------                                      --------

      1                 Form of Group Agreement among the
                        Reporting Persons with respect to
                        the filing of this Amendment No. 3